04039201

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, July 23, 2004, Series 2004-AR1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-109614
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _______ __, 2004

NOMURA ASSET ACCEPTANCE
CORPORATION

By: [signature]
Name: Matthew Bromberg
Title: Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

NAA 2004-AR1
(Class V-A-? , Middle Seq.)

NOMURA MORTGAGE-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-AR1 - Price/Yield - VA2FS2

Balance	$22,202,233.71	Delay	0	Index	LIBOR_1MO | 1.279	WAC(5)	5.932685169	WAM(5)	356
Coupon	1.6	Dated	7/30/2004	Mult / Margin	1 / 0.30	NET(5)	5.682685	WALA(5)	4
Settle	**7/30/2004**	First Payment	8/25/2004	Cap / Floor	Nov-00				

RUN TO CALL

Price	**15 CPR** Disc Margin	**18 CPR** Disc Margin	**20 CPR** Disc Margin	**22 CPR** Disc Margin	**25 CPR** Disc Margin	**27 CPR** Disc Margin	**30 CPR** Disc Margin	**35 CPR** Disc Margin	**40 CPR** Disc Margin	**50 CPR** Disc Margin
100-00	**30.0**	**30.0**	**30.0**	**30.0**	**30.0**	**30.0**	**30.0**	**30.0**	**30.0**	**30.0**
WAL	5.22	4.35	3.91	3.53	3.07	2.80	2.46	2.03	1.72	1.28
Mod Durn	5.033	4.231	3.812	3.456	3.010	2.757	2.429	2.008	1.710	1.278
Principal Window Begin	8-Jan	7-Jun	7-Feb	6-Nov	6-Aug	6-Jun	6-Mar	5-Dec	5-Sep	5-Jun
Principal Window End	12-Jan	10-Oct	10-Mar	9-Aug	8-Dec	8-Aug	8-Mar	7-May	6-Dec	6-Apr
Principal # Months	49	41	38	34	29	27	25	18	16	11

LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.5
CMT_1YR	2.096

PRELIMINARY

NAA 2004-AR1
(Class V-A-4 , Front Seq.)

NOMURA MORTGAGE-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-AR1 - Price/Discount Margin - VA4

Balance	$29,676,005.63	Delay	0	Index	LIBOR_1MO | 1.279	WAC(5)	5.932685169	WAM(5)	356
Coupon	1.48	Dated	7/30/2004	Mult / Margin	1 / 0.18	NET(5)	5.682685	WALA(5)	4
Settle	7/30/2004	First Payment	8/25/2004	Cap / Floor	Nov-00				

RUN TO CALL

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0
WAL	1.60	1.33	1.19	1.08	0.94	0.86	0.77	0.64	0.55	0.41
Mod Durn	1.58	1.32	1.19	1.08	0.94	0.86	0.77	0.65	0.55	0.42
Principal Window	Aug04 - Jan08	Aug04 - Jun07	Aug04 - Feb07	Aug04 - Nov06	Aug04 - Aug06	Aug04 - Jun06	Aug04 - Mar06	Aug04 - Dec05	Aug04 - Sep05	Aug04 - Jun05
Principal # Months	42	35	31	28	25	23	20	17	14	11

LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.5
CMT_1YR	2.096

PRELIMINARY

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